Exhibit 12.1
DIAMOND OFFSHORE DRILLING, INC.
Statement re Computation of Ratios
(Thousands of Dollars)
Ratio of Earnings to Fixed Charges:

	March 31,	Year Ended December 31,
	2009	2008(1)	2007(1)	2006(1)	2005(1)	2004(1)

Computation of Earnings:

Pretax income (loss) from continuing operations	$453,337	$1,847,613	$1,246,537	$966,332	$356,395	$(3,533)
Less Interest capitalized during the period and actual preferred dividend requirements of majority-owned subsidiaries and 50%-owned persons included in fixed charges but not deducted from pretax income from above	—	(16,870)	(18,544)	(9,796)	(742)	—
Add: Previously capitalized interest amortized during the period	695	1,881	1,449	1,249	1,249	1,249

Total earnings (losses), before fixed charge addition	454,032	1,832,624	1,229,442	957,785	356,902	(2,284)

Computation of Fixed Charges:

Interest, including interest capitalized	1,528	28,842	39,267	35,132	43,574	30,330

Total fixed charges	1,528	28,842	39,267	35,132	43,574	30,330

Total Earnings (Losses) and Fixed Charges	$455,560	$1,861,466	$1,268,709	$992,917	$400,476	$28,046

Ratio of Earnings (Losses) to Fixed Charges(2)	298.14	64.54	32.31	28.26	9.19	N/A

(1)	The ratio of earnings to fixed charges for the five years ended December 31, 2008 have not been restated to reflect the effect thereon of the adoption on January 1, 2009 of Financial Accounting Standards Board Statement of Position on Accounting Principles Board Opinion No. 14-1, “Accounting for Convertible Debt Instruments That May Be Settled in Cash Upon Conversion (including Partial Cash Settlement)”.

(2)	The deficiency in our earnings available for fixed charges for the year ended December 31, 2004 was approximately $2.3 million. For purposes of this ratio, fixed charges include (i) interest, whether expensed or capitalized, (ii) amortization of debt issuance costs, whether expensed or capitalized, and (iii) a portion of rent expense, which we believe represents the interest factor attributable to rent.